
February 19, 2009

By Facsimile (203) 552-9607 and U.S. Mail

Warren B. Kanders
One Landmark Square – 22nd Floor
Stamford, Connecticut 06901

       RE: **Federal Signal Corporation**
                DFAN14A filed by Warren B. Kanders on February 3, 2009
                File No. 1-06003

Dear Mr. Kanders:

      We have reviewed the filing listed above and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable. Please be as detailed as necessary in your explanation. All defined terms used here have the same meaning as in your soliciting materials.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DFAN14A filed on February 3, 2009

1.   See comment 1 from our prior letter dated February 3, 2009. That comment also applies to this soliciting material. In that comment, we generally referred you to Rule 14a-12(a)(1)(i), and we indicated that it was unclear whether under the section entitled "Certain Information Concerning Participants," whether you had described each individual's interest in the solicitation. We also stated that merely disclosing the number of shares each participant holds may not satisfy the obligation to describe any indirect interests or interests arising outside of such share ownership. We also noted from an exhibit to a Schedule 13D amendment you filed on September 24, 2008 that you were rejected for a position as CEO of Federal Signal. To that end, in future filings, revise to disclose the history of your efforts to obtain a position with the Company, and any other interests associated with this solicitation, including those of any other participants.

2.   In future filings, please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs must be self-evident, disclosed in the proxy statement or provided to the staff. Further, you must refrain from making any insupportable statements. We cite the following statement that requires support and characterization as your opinion:

- "The current Board of Federal Signals, some of whom have been members of the Board for over ten years, has presided over continual missteps in strategy and execution and failed to be accountable to the Company's real owners, its shareholders."

                    *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions